Contact:

Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com

AVRICORE HEALTH PROVIDES UPDATE AND OUTLOOK FOR 2019

Vancouver, February 6, 2019 – Avricore Health Inc. (TSX-V: AVCR) (OTCQB: AVCRF) (“Avricore Health” or the “Company”)

Dear Shareholders:

Thank you for your continued support of Avricore Health.  We know this market has been challenging for our industry and our shareholders alike; however, we have had an exciting year and are poised for success in 2019 and beyond.

Going forward, we will be ensuring our shareholders have the most up-to-date Avricore Health info by publishing a regular newsletter that highlights operational activities and key corporate developments.

It’s important that we start by looking back over the last 24 months:

The Board of Directors and management team of Avricore Health have been implementing a new strategic direction to reposition Avricore Health as a leading health innovator and to take advantage of the rapidly evolving role pharmacy plays in modern healthcare.

The new strategic vision was developed with respected leaders within the pharmacy industry in Canada and beyond.  Benefiting from decades of combined experience, the Board of Directors was able to anticipate the pressure put on by government to drastically reduce generic drug prices in Canada, which culminated with the Pan-Canadian announcement of April 2018 that took $3 billion out of the pockets of pharmacists.  Unfortunately, this has also forced Avricore Health completely out of the generic drug business having converted the majority of its 91 cross-licensed, me-too generic drugs to dormant status as of January 2019.

The opportunity ahead:

Because the pharmacy business is undergoing dramatic changes, fuelled by increasing competition and shrinking margins, pharmacists and retailers are faced with the reality that their health and wellness business must adapt to the changing landscape.  They must bring in more tools based on technology to help optimize the health of consumers.

Consumers also have greater access to information than ever before and are beginning to take a more proactive role in their health care.  They are turning to a variety of sources of information and looking for quick, reliable and accurate intel for better healthcare decision making – They are even more so turning to their pharmacies for advice and counseling.

Beyond the advent of “Dr. Google”, one of the drivers of this trend is a health care system, which is experiencing demand loads making it harder to access a family doctor and forcing people to be more independent and active in seeking alternatives.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com

Retail pharmacies are well positioned to provide expanded services to consumers by virtue of their accessibility, experience, and trusted relationship within their community.  Additionally, the rise of value-focused health care approaches by both government and secondary insurance providers presents retail pharmacies with an opportunity to expand their services beyond basic prescription dispensing so as to save the system unnecessary expense.

Avricore Health’s goal is to support this and to own the pharmacy counter by offering disruptive and innovative technologies and we are uniquely positioned to achieve this over any market competitor.

Let’s look at how we can do this:

HealthTab™ is a breakthrough Canadian technology that achieves accurate onsite blood chemistry analysis in 12 short minutes with a simple patient assisted finger prick.  This significant innovation allows patients to better understand their health, the risks they may face and empower them, and especially their health care team, to achieve better outcomes.

As of January 2019, our HealthTab™ technology has been installed in nine pharmacies across Canada.  Those locations have successfully conducted several trials and special projects, as well as demonstrated a clear improvement in patient health.  Prior to Avricore Health’s acquisition of the technology, a pilot had been conducted in British Columbia targeting Chronic Kidney Disease in partnership with the Ministry of Health and Pharmacare showed results which validated the statistic that 1 in 10 Canadians have unidentified Kidney Disease.  In fact 11% of the patients tested required immediate referral to a physician, potentially avoiding serious illness or death if otherwise undetected.

In order to support Avricore Health’s commitment to becoming a leading health innovator, we are pursuing partnerships with innovative companies such as FoodRocket to deliver their Nutrigenomics based “DNA to Diet and Fitness System” that allows customers to uniquely tailor their nutrition and diet to their genetic makeup.  Moving from costly health care to sustainable wellness.

Additionally, Avricore Health recently announced it is working with Molecular You to deliver its proprietary cannabis test which analyses the genes associated with the metabolism of cannabis active ingredients and provides decision support for safe and effective use of medical cannabis to individuals and their practitioners.

Our HealthTab™ technology allows for these innovations to be delivered in a low barrier manner at the community level for a balanced cost.  Together, the goal is to allow customer patients to make better decisions about their health while interacting more effectively with all members of their health care team.

With a simple and secure web app for accessing results, HealthTab™ allows users to clearly identify potential health risks and take steps towards improving their health with the support of their doctor, pharmacist and other experts.  Chronic issues like diabetes and heart disease can be caught earlier, saving the patient from unnecessary health complications, as well as the expense associated with later stage treatment.

Avricore Health Inc. is a member of the BCPHA, NPAC, and the CPHA and we are receiving great support from medical doctors who work with the pharmacies and the overwhelming consensus is that having this information brought in by their patients or having the pharmacist fulfill the patient request is simplifying their process and allowing them to provide better care in a timelier fashion.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com

In addition to our revolutionary point of care technology blood testing, Avricore Health will also be poised to capitalize on another major consumer trend – Endocannabinoids and medicinal cannabis.

And, thanks to our valued partnership and supply and distribution agreement with Emerald Health Therapeutics Inc., Avricore Health will have an opportunity to offer an exciting line of endocannabinoid nutraceutical products.

We are evaluating opportunities in the medicinal cannabis space in anticipation of THC-based medicinal cannabis sales being approved in licenced pharmacies.  Our deep sales channels, relationships with pharmacists and Emerald Health Therapeutics Inc. will allow us to capitalize on this future market opportunity.

Avricore will publish medicinal cannabis educational courses for pharmacists on its Corozon Platform.  This first of its kind, pharmacist facing, portal platform addressing technology and point of care was acquired in 2018 and is comprised of two modules:

•Corozon Academy (e-learning)

•Corozon Store (e-commerce)

It serves as an educational tool and distribution channel for a number of Avricore Health products and client services for point of care technologies.  The upfront and on-going subscription based model also allows us to efficiently market new services and products directly to pharmacists throughout Canada such as cannabis modules

The Corozon Platform portal can support White Label opportunities, for example the United Pharma Group was one of the first clients to make use of the platform for its pharmacy members.  Avricore Health is currently in discussions with other pharma groups and organizations that wish to train and educate pharmacists on their product portfolio.

Lastly, Avriocore Health will continue to aggressively move forward with the sales of its high margin HemaFer™ iron supplement.  By the end of February 2019, Avricore Health will have a sales team counting 44 professionals covering all of Canada.  The sales of HemaFer™, a leading “made in Canada” iron supplement, are expected to continue gaining momentum and growing to take a bigger share of the $50 million per year market iron supplement market.

Thank you for your support of health innovation:

We are very excited about the progress we are making and anticipate that 2019 is going to yield significant results in several business lines.  With the shift in our vision and approach, the company will play a leading role in its field.  CEO Bob Rai has just recently been selected to the newly formed Associate Committee at the Neighborhood Pharmacy Association of Canada.  This committee will bring thought leaders together to discuss the future of pharmacy and better the outcomes for healthcare consumers.

All indications are that pharmacists are, upon receiving the appropriate training, well positioned to administer and engage patients with better data and new products, in conjunction with their physician, as part of the total healthcare team.  As genomics and targeted treatments achieve new efficacy levels, the affordable and accessible access to these health biomarkers is advantageous to a healthcare

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com

system focused on prevention and early intervention.  Avricore Health is the frontrunner in this movement.

The team is expanding in both quality and quantity, and so are our revenue streams.  There’s much work ahead – we are ready.  Thank you for your continued support, please feel free to contact me anytime.

Yours very truly,

Bob Rai

CEO

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com